UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

_________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41661

_________________

JIN MEDICAL INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

_________________

No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China
(Address of Principal Executive Office)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) of JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company (the “Company”) is being furnished to report the Company’s proposed acquisition of control over Beijing Tongsheng Technology Co., Ltd. through variable interest entity arrangements (or, VIE agreements) to be entered into at the closing of the proposed acquisition and the related issuance of Class A Ordinary Shares, which are subject to shareholder approval of the acquisition and certain other matters at the Company’s 2026 extraordinary general meeting of shareholders (the “EGM”), a meeting of the holders of class A ordinary shares of a par value of US$0.001 each of the Company (the “Class A Ordinary Shares”) (the “Class A Meeting”),and a meeting of the holders of class B ordinary shares of a par value of US$0.001 each of the Company (the “Class B Ordinary Shares”) (the “Class B Meeting”).

The material agreements relating to the proposed acquisition and related advisory arrangement are furnished as Exhibits 2.1 and 10.1 to this Report, and the forms of VIE agreements expected to be executed and delivered at the closing of the proposed acquisition are furnished as Exhibits 10.2 through 10.6 to this Report. The shareholder meeting materials, including the notice of the Class A Meeting, the Class B Meeting, and the EGM, proxy cards and form of third amended and restated memorandum and articles of association of the Company, are furnished as Exhibits 99.1 through 99.5 to this Report. Shareholders should carefully review the exhibits furnished with this Report in their entirety.

This Report shall be deemed to be incorporated by reference into the registration statement on F-3 (File No. 333-288314) of the Company, initially filed with the U.S. Securities and Exchange Commission on June 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Entry Into Material Definitive Agreements

VIE Control Acquisition and Share Issuance Agreement

On June 29, 2026, JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company (the “Company”), entered into a VIE Control Acquisition and Share Issuance Agreement (the “Acquisition Agreement”) with Erhua Medical Technology (Changzhou) Co., Ltd., the Company’s wholly foreign-owned enterprise in the People’s Republic of China (“WFOE”), Beijing Tongsheng Technology Co., Ltd. (the “Target”), Chang Gil Lee (the “Seller”), and the share recipients identified therein solely for the limited purposes set forth in the Acquisition Agreement.

Pursuant to the Acquisition Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, the Company and WFOE agreed to acquire contractual control over, and the right to receive substantially all of the economic benefits of, the Target through a series of variable interest entity contractual arrangements (the “VIE Agreements”) to be executed and delivered at the Closing. Following the Closing, WFOE is expected to obtain contractual control, economic benefit rights, equity pledge rights, voting proxy rights and exclusive option rights with respect to the Target pursuant to the VIE Agreements. Neither the Company nor WFOE will acquire legal title to the equity interests of the Target.

As consideration for entering into and performing the VIE Agreements and the transactions contemplated by the Acquisition Agreement, the Company agreed that, at the Closing, it will issue Class A Ordinary Shares to the Seller and/or the Seller’s designated share recipients. The aggregate number of Class A Ordinary Shares will be determined by dividing US$105,329,974 by the issue price per share, which equals the lowest volume-weighted average price (“VWAP”) of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding execution of the Acquisition Agreement, rounded to the nearest whole share. Based on such pricing methodology, the Company currently expects to issue 64,186,456 Class A Ordinary Shares.

The Closing remains subject to customary closing conditions, including, among others, approval by the Company’s shareholders, execution and delivery at the Closing of the VIE Agreements, the completion of applicable Nasdaq notification process, the absence of any objection from Nasdaq or any other applicable regulatory authority, and the satisfaction or waiver of the conditions set forth in Article X of the Acquisition Agreement.

The Acquisition Agreement further provides that, following the Closing, the Company will use commercially reasonable efforts to file a resale registration statement with the Securities and Exchange Commission within sixty (60) days after the Closing Date covering the resale of the shares issued pursuant to the Acquisition Agreement, subject to the terms and conditions thereof.

The Acquisition Agreement and the transactions contemplated thereby have been unanimously approved by the board of directors of the Company. The closing of the transaction is anticipated to occur in July 2026, or such other date as mutually agreed by the parties.

Financial Advisory Engagement Agreement

On June 9, 2026, the Company also entered into a Financial Advisory Engagement Agreement (the “Advisory Agreement”) with Goldeenridge Ventures Ltd. (“Goldeenridge”), pursuant to which Goldeenridge agreed to provide financial advisory services in connection with the Acquisition.

Subject to the consummation of the Closing, receipt of the requisite shareholder approval described in the shareholder meeting materials furnished as exhibits to this Report, and the terms and conditions of the Advisory Agreement, the Company agreed to issue to Goldeenridge, or its designated nominee(s), an aggregate number of Class A Ordinary Shares equal to ten percent (10%) of the aggregate number of Consideration Shares issued pursuant to the Acquisition Agreement, as compensation for the financial advisory services rendered in connection with the Acquisition. Based on the current expected number of Consideration Shares, the Company currently expects to issue 6,418,646 Class A Ordinary Shares to Goldeenridge or its designee(s) upon the Closing.

The Advisory Agreement and the transactions contemplated thereby have been unanimously approved by the board of directors of the Company.

The foregoing descriptions of the Acquisition Agreement and the Advisory Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Acquisition Agreement and the Advisory Agreement, copies of which are filed as Exhibits 2.1 and 10.1, respectively, to this Report on Form 6-K and are incorporated herein by reference. The forms of VIE Agreements expected to be executed and delivered at the Closing are filed as Exhibits 10.2 through 10.6 to this Report on Form 6-K and are incorporated herein by reference.

Unregistered Sales of Equity Securities.

The proposed issuance of Class A Ordinary Shares in connection with the Acquisition and the Advisory Agreement will be made in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), including Regulation S promulgated thereunder, Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D, and/or such other applicable exemptions as may be available with respect to the applicable recipients.

The securities to be issued will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Class A Ordinary Shares or other securities of the Company.

The Class A Meeting, the Class B Meeting, and the EGM

In connection with the Class A Meeting, the Class B Meeting, and the EGM, the Company hereby furnishes as Exhibits 99.1 through 99.5 to this Report on Form 6-K the shareholder meeting materials, including the notice of meetings, proxy cards and form of third amended and restated memorandum and articles of association of the Company, which are incorporated herein by reference.

Exhibits

Exhibit No.	Description
2.1	Form of Acquisition Agreement dated June 29, 2026 by and among, the Company and Beijing Tongsheng Technology Co., Ltd.
10.1	Form of Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd.
10.2	Form of VIE Exclusive Purchase Option Agreement (Exhibit A-1 to the Acquisition Agreement)
10.3	Form of VIE Exclusive Business Cooperation Agreement (Exhibit A-2 to the Acquisition Agreement)
10.4	Form of VIE Equity Pledge Agreement (Exhibit A-3 to the Acquisition Agreement)
10.5	Form of VIE Power of Attorney (Exhibit A-4 to the Acquisition Agreement)
10.6	Form of VIE Spouse Consent Letter (Exhibit A-5 to the Acquisition Agreement)
99.1	Notices of a Meeting of the Holders of Class A Ordinary Shares, a Meeting of the Holders of Class B Ordinary Shares and the 2026 Extraordinary General Meeting
99.2	Form of Proxy Card for a Meeting of the Holders of Class A Ordinary Shares
99.3	Form of Proxy Card for a Meeting of the Holders of Class B Ordinary Shares
99.4	Form of Proxy Card for the 2026 Extraordinary General Meeting
99.5	Form of Third Amended and Restated Memorandum and Articles of Association of JIN MEDICAL INTERNATIONAL LTD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.
By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: June 29, 2026